AMENDED AND RESTATED BY-LAW NO. 1 OF SIERRA WIRELESS, INC. 50896732.3

AMENDED AND RESTATED BY-LAW NO. 1 A by-law relating generally to the transaction of the business and affairs of SIERRA WIRELESS, INC. ARTICLE 1 INTERPRETATION 1.1 History 1 1.2 Definitions 1 ARTICLE 2 BUSINESS OF THE CORPORATION 2.1 Registered Office 2 2.2 Corporate Seal 2 2.3 Financial Year 2 2.4 Execution of Instruments 2 2.5 Banking Arrangements 2 2.6 Voting Rights in Other Bodies Corporate 2 2.7 Divisions 2 ARTICLE 3 BORROWING AND SECURITY 3.1 Borrowing Power 3 3.2 Delegation 3 ARTICLE 4 DIRECTORS 4.1 Number of Directors 3 4.2 Qualification 3 4.3 Election and Term 3 4.4 Removal of Directors 4 4.5 Vacation of Office 4 4.6 Vacancies 4 4.7 Action by the Board 4 4.8 Canadian Directors Present at Meetings 4 4.9 Meeting by Telephone 4 4.10 Place of Meetings 4 4.11 Calling of Meetings 4 4.12 Notice of Meeting 4 4.13 First Meeting of New Board 5 50896732.3

- ii - 4.14 Adjourned Meeting 5 4.15 Regular Meetings 5 4.16 Chairman 5 4.17 Quorum 5 4.18 Votes to Govern 5 4.19 Conflict of Interest 5 4.20 Remuneration and Expenses 6 ARTICLE 5 COMMITTEES 5.1 Committees of the Board 6 5.2 Transaction of Business 6 5.3 Audit Committee 6 5.4 Advisory Bodies 6 5.5 Procedure 6 ARTICLE 6 OFFICERS 6.1 Appointment 6 6.2 Chairman of the Board 6 6.3 Managing Director 6 6.4 President 7 6.5 Secretary 7 6.6 Treasurer 7 6.7 Powers and Duties of Officers 7 6.8 Term of Office 7 6.9 Agents and Attorneys 7 6.10 Conflict of Interest 7 ARTICLE 7 PROTECTION OF DIRECTORS, OFFICERS AND OTHERS 7.1 Limitation of Liability 7 7.2 Indemnity 8 7.3 Advance of Costs 8 ARTICLE 8 SHARES 8.1 Allotment of Shares 8 8.2 Commissions 8 8.3 Registration of Transfers 8 8.4 Non-recognition of Trusts 8 8.5 Share Certificates 8 50896732.3

- iii - 8.6 Replacement of Share Certificates 9 8.7 Joint Shareholders 9 8.8 Deceased Shareholders 9 8.9 Transfer Agents and Registrars 9 ARTICLE 9 DIVIDENDS AND RIGHTS 9.1 Dividends 9 9.2 Dividend Cheques 9 9.3 Record Date for Dividends and Rights 10 ARTICLE 10 ADVANCE NOTICE OF NOMINATIONS OF DIRECTORS 10.1 Nomination of Directors 10 ARTICLE 11 MEETINGS OF SHAREHOLDERS 11.1 Annual Meetings 12 11.2 Special Meetings 1312 11.3 Place of Meetings 1312 11.4 Notice of Meetings 13 11.5 List of Shareholders Entitled to Notice 13 11.6 Record Date for Notice 13 11.7 Meetings Without Notice 13 11.8 Chairman, Secretary and Scrutineers 13 11.9 Persons Entitled to be Present 1413 11.10 QuorumParticipation in Meetings by Electronic Means 14 11.11 Quorum 14 11.12 Right to Vote 14 11.1211.13 Proxyholders and Representatives 14 11.1311.14 Time for Deposit of Proxies 14 11.1411.15 Joint Shareholders 14 11.15 Votes to Govern 15 11.16 Show of Hands 15Voting 14 11.17 Meeting held by Electronic Means 15 11.18 Ballots 15 11.1811.19 Adjournment 15 50896732.3

- iv - 11.1911.20 Action in Writing by Shareholders 15 11.2011.21 Only One Shareholder 15 ARTICLE 12 NOTICES 12.1 Method of Giving Notices 1516 12.2 Notice to Joint Shareholders 16 12.3 Computation of Time 16 12.4 Undelivered Notices 16 12.5 Omissions and Errors 16 12.6 Persons Entitled by Death or Operation of Law 16 12.7 Waiver of Notice 16 12.8 Interpretation 1617 ARTICLE 13 EFFECTIVE DATE 13.1 Effective Date 17 50896732.3

BE IT ENACTED as a by-law of the Corporation as follows: ARTICLE 1 INTERPRETATION 1.1 History. By-Law No. 1 approved by the board May 31, 1993 and confirmed by the shareholder of the Corporation on May 31, 1993, was amended by Amended and Restated By-Law No. 1 approved by the board April 22, 1999 and confirmed by the shareholders of the Corporation on April 23, 1999, was further amended by Amended and Restated By-Law No. 1 approved by the board March 20, 2003 and confirmed by the shareholders of the Corporation on April 28, 2003 and was further amended by Amended and Restated By-Law No. 1 approved by the board April 14, 2014 and confirmed by the shareholders of the Corporation on May 22, 2014 (collectively, the “2014 By-Law”). The board, by its signature hereto, amends and restates the 2014 By-Law, with effect as of the date set forth in Article 13. 1.2 Definitions. In the by-laws of the Corporation, unless the context otherwise requires: “Act” means the Canada Business Corporations Act, or any statute that may be substituted therefor, as from time to time amended; “appoint” includes “elect” and vice versa; “articles” means the articles attached to the certificate of SIERRA WIRELESS, INC. as from time to time amended or restated; “board” means the board of directors of the Corporation; “by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect; “cheque” includes a draft; “Corporation” means the corporation SIERRA WIRELESS, INC. under the Act by the said certificate to which the articles are attached, and named “SIERRA WIRELESS, INC.”; “meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders; and “special meeting of shareholders” includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders; and “recorded address” has the meaning set forth in section 12.8. Save as aforesaid, words and expressions defined in the Act, including “resident Canadian” have the same meanings when used herein. Words importing the singular number include the plural and vice versa; and words importing a person include an individual, partnership, association, body corporate, trustee, executor, administrator and legal representative. 50896732.3

- 2 - ARTICLE 2 BUSINESS OF THE CORPORATION 2.1 Registered Office. The registered office of the Corporation shall be at the place within Canada from time to time specified in the articles and at such location therein initially as is specified in the notice thereof filed with the articles and thereafter as the board may from time to time determine. 2.2 Corporate Seal. Until changed by the board, the corporate seal of the Corporation shall be in the form impressed hereon. 2.3 Financial Year. Until changed by the board, the financial year of the Corporation shall end on the last day of December in each year. 2.4 Execution of Instruments. Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by two persons, one of whom holds the office of chairman of the board, managing director, president, vice president or director and the other of whom holds one of the said offices or the office of secretary, treasurer, assistant secretary or assistant treasurer or any other office created by by-law or by the board. In addition, the board or the said two persons may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same. 2.5 Banking Arrangements. The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe. 2.6 Voting Rights in Other Bodies Corporate. The signing officers of the Corporation under section 2.4 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised. 2.7 Divisions. The board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation types of business or operations, geographical territories, product lines or goods or services, as may be considered appropriate in each case. In connection with any such division the board or, subject to any direction by the board, the chief executive officer may authorize from time to time, upon such basis as may be considered appropriate in each case: (a) Subdivision and Consolidation - the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units; (b) Name - the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all places required by-law; and 50896732.3

- 3 - (c) Officers - the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any of such officers so appointed, provided that any such officers shall not, as such, be officers of the Corporation. ARTICLE 3 BORROWING AND SECURITY 3.1 Borrowing Power. Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles, the board may from time to time on behalf of the Corporation, without authorization of the shareholders: (a) borrow money upon the credit of the Corporation; (b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured; (c) to the extent permitted by the Act, give directly or indirectly financial assistance to any person by means of a loan, guarantee or otherwise on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation. Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation. 3.2 Delegation. Unless the articles of the Corporation otherwise provide, the board may from time to time delegate to a director, a committee of the board, or an officer of the Corporation any or all of the powers conferred on the board by section 3.1 to such extent and in such manner as the board may determine at the time of such delegation. ARTICLE 4 DIRECTORS 4.1 Number of Directors. Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles. 4.2 Qualification. No person shall be qualified for election as a director if he is less than 18 years of age, if he is of unsound mind and has been so found by a court in Canada or elsewhere, is not an individual, or has the status of a bankrupt. A director need not be a shareholder. Subject to the Act, at least 25 percent of the directors shall be resident Canadians, or if the number of directors is fewer than four, at least one director shall be a resident Canadian. As long as required by the Act, at least 2 directors shall not be officers or employees of the Corporation or its affiliates. 4.3 Election and Term. The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for 50896732.3

- 4 - re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors otherwise determine. Where the shareholders adopt an amendment to the articles to increase the number or maximum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. The election shall be by resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. 4.4 Removal of Directors. Subject to the Act, the shareholders may by resolution passed at a meeting of shareholders specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board. 4.5 Vacation of Office. A director ceases to hold office when he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director; or his written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later. 4.6 Vacancies. Subject to the Act, a quorum of the board may appoint a qualified individual to fill a vacancy in the board. 4.7 Action by the Board. The board shall manage the business and affairs of the Corporation. The powers of the board may be exercised at a meeting (subject to sections 4.8 and 4.9) at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office. 4.8 Canadian Directors Present at Meetings. The board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least 25 percent of the directors present are resident Canadians, or if the Corporation has fewer than four directors, at least one of the directors present is a resident Canadian, except where: (a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and (b) at least 25 percent of the directors present would have been resident Canadians had that director been present at the meeting. 4.9 Meeting by Telephone. If all the directors of the Corporation consent thereto generally or in respect of a particular meeting, a director may participate in a meeting of the board or of a committee of the board by means of such conference telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board. 4.10 Place of Meetings. Meetings of the board may be held at any place in or outside Canada. 4.11 Calling of Meetings. Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine. 4.12 Notice of Meeting. Notice of the time and place of each meeting of the board shall be given in the manner provided in Article 12 to each director not less than 48 hours before the time when 50896732.3

- 5 - the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to: (a) submit to the shareholders any question or matter requiring approval of the shareholders; (b) fill a vacancy among the directors or in the office of auditor; (c) issue securities; (d) declare dividends; (e) purchase, redeem or otherwise acquire shares issued by the Corporation; (f) pay a commission for the sale of shares; (g) approve a management proxy circular; (h) approve a take-over bid circular or directors’ circular; (i) approve any annual financial statements; or (j) adopt, amend or repeal by-laws. 4.13 First Meeting of New Board. Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected. 4.14 Adjourned Meeting. Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting. 4.15 Regular Meetings. The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified. 4.16 Chairman. The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director or president. If no such officer is present, the directors present shall choose one of their number to be chairman. 4.17 Quorum. Subject to section 4.8, a majority of directors shall constitute a quorum for the transaction of business at any meeting of the board. 4.18 Votes to Govern. At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote. 4.19 Conflict of Interest. A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation’s business would not 50896732.3

- 6 - require approval by the board or shareholders. Such a director shall not vote on any resolution to approve the same except as provided by the Act. 4.20 Remuneration and Expenses. The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor. ARTICLE 5 COMMITTEES 5.1 Committees of the Board. The board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise. 5.2 Transaction of Business. The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada. 5.3 Audit Committee. The board shall elect annually from among its number an audit committee to be composed of not fewer than 3 directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act. 5.4 Advisory Bodies. The board may from time to time appoint such advisory bodies as it may deem advisable. 5.5 Procedure. Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure. ARTICLE 6 OFFICERS 6.1 Appointment. The board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. One person may hold more than one office. The board may specify the duties of and, in accordance with this by-law and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to sections 6.2 and 6.3, an officer may but need not be a director. 6.2 Chairman of the Board. The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president; and he shall have such other powers and duties as the board may specify. 6.3 Managing Director. The board may from time to time also appoint a managing director who shall be a resident Canadian and a director. If appointed, he shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation; and he shall have such other powers and duties as the board may specify. During the 50896732.3

- 7 - absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office. 6.4 President. The president shall be the chief operating officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and he shall have such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office. 6.5 Secretary. The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as otherwise may be specified. 6.6 Treasurer. The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as otherwise may be specified. 6.7 Powers and Duties of Officers. The powers and duties of all officers shall be such as the terms of their engagement call for or as the board or (except for those whose powers and duties are to be specified only by the board) the chief executive officer may specify. The board and (except as aforesaid) the chief executive officer may, from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs. 6.8 Term of Office. The board, in its discretion, may remove any officer of the Corporation. Otherwise each officer appointed by the board shall hold office until a successor is appointed or until his earlier resignation. 6.9 Agents and Attorneys. The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to subdelegate) of management, administration or otherwise as may be thought fit. 6.10 Conflict of Interest. An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 4.19. ARTICLE 7 PROTECTION OF DIRECTORS, OFFICERS AND OTHERS 7.1 Limitation of Liability. Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the 50896732.3

- 8 - insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof. 7.2 Indemnity. Subject to the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a directors or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. The Corporation shall also indemnify such person in such other circumstances as the Act or law permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law. 7.3 Advance of Costs. The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in section 7.2. The individual shall repay the moneys if the individual does not fulfil the conditions of section 7.2. ARTICLE 8 SHARES 8.1 Allotment of Shares. Subject to the Act and articles, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act. 8.2 Commissions. The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares. 8.3 Registration of Transfers. Subject to the Act, no transfer of a share shall be registered in a securities register except upon presentation of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, and upon payment of all applicable taxes and any reasonable fees prescribed by the board. 8.4 Non-recognition of Trusts. Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share. 8.5 Share Certificates. Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written certificate of 50896732.3

- 9 - acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Such certificates shall be in such form as the board may from time to time approve. Any such certificate shall be signed in accordance with section 2.4 and need not be under the corporate seal. Notwithstanding the foregoing, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers under section 2.4 or, in the case of a certificate which is not valid unless countersigned by or on behalf of a transfer agent and/or registrar and in the case of a certificate which does not require a manual signature under the Act, the signatures of both signing officers under section 2.4 may be printed or mechanically reproduced in facsimile thereon. Every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate. 8.6 Replacement of Share Certificates. The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case. 8.7 Joint Shareholders. If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share. 8.8 Deceased Shareholders. In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by-law and upon compliance with the reasonable requirements of the Corporation and its transfer agents. 8.9 Transfer Agents and Registrars. The board may from time to time appoint one or more agents to maintain, in respect of each class of shares of the Corporation issued by it, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to his functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment. ARTICLE 9 DIVIDENDS AND RIGHTS 9.1 Dividends. Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation. Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation. 9.2 Dividend Cheques. A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made 50896732.3

- 10 - payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case. 9.3 Record Date for Dividends and Rights. The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 7 days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board. ARTICLE 10 ADVANCE NOTICE OF NOMINATIONS OF DIRECTORS 10.1 Nomination of Directors. (a) Subject only to the Act and the articles of the Corporation, only persons who are nominated in accordance with the provisions of this section 10.1 shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at either any annual meeting of the shareholders of the Corporation or any special meeting of the shareholders of the Corporation but only if one of the purposes for which such meeting was called was the election of directors. Such nominations may be made in the following manner: (i) by or at the direction of the board, including pursuant to a notice of meeting; or (ii) by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal made in accordance with the provisions of the Act, or a requisition for a shareholders' meeting made in accordance with the provisions of the Act; or (iii) by any person (a "Nominating Shareholder") who: (1) at the close of business on the date of the giving of the notice provided below in this section 10.1 and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares in the capital of the Corporation carrying the right to vote at such meeting or who beneficially owns shares in the capital of the Corporation that are entitled to be voted at such meeting; and (2) complies with the notice procedures set forth below in this section 10.1. (b) In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph (c) below) and in proper written form (in accordance with paragraph (d) below) to the corporate secretary of the Corporation at the principal executive offices of the Corporation. 50896732.3

- 11 - (c) To be timely, a Nominating Shareholder's notice to the corporate secretary of the Corporation must be made: (i) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of such annual meeting of shareholders; provided, however, that if such annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first Public Announcement (the "Notice Date") of the date of such annual meeting of shareholders was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) date following the Notice Date; and (ii) in the case of a special meeting of shareholders (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first Public Announcement of the date of such special meeting of shareholders was made. Upon any adjournment or postponement of a meeting or the announcement of any such adjournment or postponement, a new time period for the giving of a Nominating Shareholder's notice, as described in this section 10.1(c), will commence. (d) To be in proper written form, a Nominating Shareholder's notice to the corporate secretary of the Corporation must set forth: (i) as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (1) the name, age, business addressprovince or state and residential addresscountry of residence of such person; (2) the principal occupation, business or employment of such person; (3) the class or series both at present and number of shares in the capitalfive years preceding the notice; (3) the number of securities of each class of voting securities of the Corporation which are ownedor any of its subsidiaries beneficially or of recordowned, or controlled or directed, directly or indirectly, by suchthe person or which are under the control or direction of such person, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (4) such person’s written consent to being named in the notice as a nominee and to serving as a director of the Corporation, if elected; and (54) any other information relating to such person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for the election of directors pursuant to the Act and Applicable Securities Laws; and (ii) as to the Nominating Shareholder(s) giving the notice: (1) the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person or any joint actors, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (2) full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder(s) has a right to vote any shares of the Corporation, and (32) any other information relating to such Nominating Shareholder(s) that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and any other applicable laws. 50896732.3

- 12 - The Corporation may require any proposed nominee to furnish such ether information as may reasonably be required by the CorporationAct and Applicable Securities Laws to determine the eligibility of such proposed nominee to serve as an “independent” director or that could be material to a reasonable shareholder’s understanding of such “independence”, or the lack thereof, of such proposed nominee. (e) No person shall be eligible for election as a director unless nominated in accordance with the provisions of this section 10.1 provided, however, that nothing in this section 10.1 shall he deemed to preclude discussion by a shareholder of the Corporation (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act. The chairman of a meeting of shareholders shall have the power and duty to determine whether a nomination has been made in accordance with the procedures set forth in the foregoing provisions of this section 10.1 at such meeting of shareholders and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded. (f) Notwithstanding any other provision of this section 10.1, notice given to the corporate secretary of the Corporation may only be given by personal delivery, fax transmission or by e-mail (at such e-mail address as stipulated from time to time by the corporate secretary of the Corporation for the purpose of any such notice), and shall be deemed to have been given and made only at the time it is so served by personal delivery, fax (provided that receipt of confirmation of such fax has been received) or e-mail to the corporate secretary of the Corporation at the address of the principal executive offices of the Corporation; provided, however, that if any such delivery or electronic communication is made on a day which is not a business day in the City of Vancouver, British Columbia, Canada or later than 5:00 p.m. (Vancouver time) on a day which is a business day in the City of Vancouver, British Columbia, Canada, then such delivery or electronic communication shall be deemed to have been made on the next subsequent day that is a business day in the City of Vancouver, British Columbia, Canada. (g) For purposes of this section 10.1: (i) “Applicable Securities Laws” mean the Securities Act (British Columbia) and the equivalent securities legislation of each of the other provinces and territories of Canada which are applicable to and govern the Corporation, as such statutes are amended from time to time, and the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each of provinces and territories of Canada which are applicable to and govern the Corporation; and (ii) “Public Announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com. (h) Notwithstanding the foregoing provisions of this section 10.1. the board may, in its sole discretion, waive any requirement in this section 10.1. ARTICLE 11 MEETINGS OF SHAREHOLDERS 11.1 Annual Meetings. The annual meeting of shareholders shall be held at such time in each year and, subject to section 11.3, at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, 50896732.3

- 13 - appointing auditors and for the transaction of such other business as may properly be brought before the meeting. 11.2 Special Meetings. The board, the chairman of the board, the managing director or the president shall have power to call a special meeting of shareholders at any time. 11.3 Place of Meetings. Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Canada. A meeting held pursuant to section 11.17 shall be deemed to be held at the place where the registered office of the Corporation is located. 11.4 Notice of Meetings. Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Article 12 not less than 21 nor more than 5060 days before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. 11.5 List of Shareholders Entitled to Notice. For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section 11.6, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared. 11.6 Record Date for Notice. The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 5060 days and not less than 21 days, as a record date for the determination of the shareholders entitled to notice of the meeting, and notice of any such record date shall be given not less than 7 days before such record date, by newspaper advertisement in the manner provided in the Act and by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading. If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, shall be the day on which the meeting is held. 11.7 Meetings Without Notice. A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or duly represented or if those not present or represented waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held; so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. 11.8 Chairman, Secretary and Scrutineers. The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the 50896732.3

- 14 - meeting: managing director, president, chairman of the board, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting. 11.9 Persons Entitled to be Present. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. 11.10 Participation in Meetings by Electronic Means. Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting. 11.11 11.10 Quorum. Subject to the Act in respect of a majority shareholder, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat, or a duly appointed proxyholder or representative for a shareholder so entitled and who hold or represent by proxy in the aggregate not less than 25% of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business. 11.12 11.11 Right to Vote. Every person named in the list referred to in section 11.5 shall be entitled to vote the shares shown thereon opposite such person’s name at the meeting to which such list relates, except to the extent that (a) where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his shares after such record date or, where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any shares after the date on which such list is prepared, and (b) the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list. In any such excepted case the transferee shall be entitled to vote the transferred shares at such meeting. 11.13 11.12 Proxyholders and Representatives. Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as the shareholder’s representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder’s behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting. Any such proxyholder or representative need not be a shareholder. 50896732.3

- 15 - 11.14 11.13 Time for Deposit of Proxies. The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours, excluding Saturdays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or if, no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting. 11.15 11.14 Joint Shareholders. If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them. 11.16 11.15 Votes to GovernVoting. At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by-law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote. 11.16 Show of Hands. Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided, and upon a show of hands every person who is present and entitled to vote shall have one vote, subject to any provision of the Act restricting the ability of a proxyholder or alternate proxyholder to vote by way of show of hands where such person has conflicting instructions from more than one shareholder. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. Any vote by shareholders may be held, subject to and in accordance with the Act, partly or entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility. Any person participating in a meeting of shareholders under section 11.10 or section 11.17 and entitled to vote at that meeting may vote, subject to and in accordance with the Act, by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose. 11.17 Meeting held by Electronic Means. If the Directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those Directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting. 11.18 11.17 Ballots. On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require a ballot or any person who is present and entitled to vote on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question. 50896732.3

- 16 - 11.19 11.18 Adjournment. The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting. 11.20 11.19 Action in Writing by Shareholders. A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act. 11.21 11.20 Only One Shareholder. Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting. ARTICLE 12 NOTICES 12.1 Method of Giving Notices. Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable. 12.2 Notice to Joint Shareholders. If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of such persons shall be sufficient notice to all of them. 12.3 Computation of Time. In computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the day of giving the notice shall be excluded and the day of the meeting or other event shall be included. 12.4 Undelivered Notices. If any notice given to a shareholder pursuant to section 12.1 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address. 12.5 Omissions and Errors. The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon. 50896732.3

- 17 - 12.6 Persons Entitled by Death or Operation of Law. Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act. 12.7 Waiver of Notice. Any shareholder, proxyholder or other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under the Act, the regulations thereunder, the articles, the by-laws or otherwise, and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or a committee of the board which may be given in any manner. 12.8 Interpretation. In the by-laws, “recorded address” means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation. ARTICLE 13 EFFECTIVE DATE 13.1 Effective Date. This Amended and Restated By-Law No. 1 shall come into force with effect as of and from such date as the Corporation becomes a distributing corporation under the Act. MADE by the board as of the 1320th day of April, 20162020. “David McLennan” Secretary CONFIRMED by the shareholders in accordance with the Act as of the 19th___ day of May________, 20162020. “David McLennan” Secretary 50896732.3